Exhibit 99.1

TowerJazz Reports Fiscal Year 2017 Record Results

in Revenues, Gross Profit, Operating Profit, EBITDA, Net Profit,
Cash from Operations and Free Cash Flow

MIGDAL HAEMEK, ISRAEL – February 22, 2018 – TowerJazz (NASDAQ: TSEM & TASE: TSEM) reported today its results for the fourth quarter and full year ended December 31, 2017.

Highlights of the Full Year 2017:

•	Record revenues of $1.39 billion, up 11% year over year;
•	Organic revenues up 23% year over year.
•	Record EBITDA of $425 million, up 16% year over year;
•	Record net profit of $298 million, as compared to $204 million for the full year of 2016;
•	Record free cash flow of $191 million, as compared to free cash flow of $118 million for the full year of 2016.

Highlights of the Fourth Quarter of 2017:

•	Record revenues of $358 million, as compared with $340 million in the fourth quarter of 2016;
•	EBITDA of $107 million and net profit of $147 million, as compared to $105 million and $48 million in the fourth quarter of 2016, respectively;
•	Free cash flow of $44 million, as compared to free cash flow of $39 million for the fourth quarter of 2016.

CEO End of Year Commentary

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented: “2017 was the best year for the Company to date, as seen in the across the board record financial results, as well as, and maybe more importantly, the realization of several key strategic initiatives, providing a palpable foundation for growth well into the next decade. We continue, as a team, to be committed and passionate to create value. We are confident that the strength and capabilities of the Company - our technology offerings, long-term customer and partner relationships, and devoted worldwide employee base, will propel us to even greater heights.”

Full Year 2017 Financial Results

Revenues for 2017 were at a record of $1.39 billion, reflecting an 11% growth as compared to $1.25 billion for the prior year. Year over year organic growth, excluding the Panasonic and Maxim long-term committed contracts, was 23%.

Gross profit for 2017 was at a record of $354 million, an increase of 17% as compared to $303 million in the prior year.

Operating profit for 2017 was at a record of $220 million, an increase of 26% as compared to $175 million in 2016.

EBITDA for 2017 totaled to a record $425 million, or 31% EBITDA margin, representing a 16% increase as compared to $367 million in 2016.

Net profit for 2017 was at a record of $298 million, representing a record of $3.08 basic earnings per share and a record of $2.90 diluted earnings per share. Net profit for 2017 included two one-time income tax benefit items as follows: (i) $82 million income tax benefit resulting from Israeli deferred tax asset realization following the release of a valuation allowance, which the Company had over the net operating loss carry forward for tax in the Israeli parent Company, and (ii) $13 million income tax benefit resulting from the US tax reform and the reduction in federal income tax rate from 35% to 21%, which will reduce the Company’s future tax payments and already caused a reduction of certain deferred tax liabilities (net of certain deferred tax assets).

Net profit for 2016 was $204 million, representing $2.33 basic earnings per share and $2.09 diluted earnings per share. Net profit for 2016 included $50 million net gain from the San Antonio fab acquisition and $6 million income tax benefit related to the Nishiwaki fab closure offset by $7 million non-cash financing expense relating to the Israeli banks’ loans early repayment.

On an adjusted basis, as described and reconciled in the tables below, net profit for the full year of 2017 was $226 million, a 29% increase as compared to $175 million in 2016.

Free cash flow for 2017 was a record of $191 million, with a record $356 million cash flow from operations and $165 million investments in fixed assets, net. The other main cash activities during the year were comprised of the following: $115 million invested in marketable securities, $31 million received from the exercise of warrants and options and $50 million debt repaid.

Fourth Quarter Results Overview

Revenues for the fourth quarter of 2017 were a record $358 million, as compared to $340 million in the fourth quarter of 2016.

Gross and operating profits for the fourth quarter of 2017 were $89 million and $54 million, respectively, as compared to $88 million and $55 million, respectively, in the fourth quarter of 2016.

EBITDA for the fourth quarter of 2017 was $107 million, or 30% EBITDA margin, as compared to $105 million in the fourth quarter of 2016.

Net profit for the fourth quarter of 2017 was a record of $147 million as compared to $48 million in the fourth quarter of 2016. Basic earnings per share for the quarter was a record $1.50 and diluted earnings per share was a record $1.40, as compared to $0.53 and $0.49, respectively, in the fourth quarter of 2016. Net profit for the fourth quarter of 2017 included the two one-time income tax benefit items of $82 million and $13 million, as described above.

 On an adjusted basis, as described and reconciled in the tables below, net profit for the fourth quarter of 2017 was $60 million, as compared to $53 million in the fourth quarter of 2016.

Free cash flow for the fourth quarter of 2017 was $44 million, with $85 million cash flow from operations and $41 million investments in fixed assets, net. The other main cash activities during the fourth quarter of 2017 were $65 million invested in marketable securities, $17 million debt repaid and $3 million received for the exercise of warrants and options.

Cash (including short-term marketable securities), net of gross debt as of December 31, 2017, totaled to a record of $226 million, as compared to net cash of $37 million as of December 31, 2016.

In February 2018, Wells Fargo and Jazz Semiconductor, the US wholly-owned subsidiary of the Company, signed a 5-year extension of the existing credit line agreement, which has been originally set to mature in December 2018, under which Jazz Semiconductor will be able to drawdown up to $70 million through 2023. Any such drawdown will bear an interest rate ranging from Libor + 1.25% to Libor + 1.75%. As of December 31, 2017, and the date hereof, there were no loans drawdown under this credit line.

Shareholders' equity as of December 31, 2017 was a record of $1.03 billion, as compared to $683 million as of December 31, 2016.

Business Outlook

               TowerJazz expects revenues for the first quarter of 2018 ending March 31, 2018 to be $325 million, with an upward or downward range of 5%, in line with present industry seasonality, and forecasts growth throughout the year.

Teleconference and Webcast

TowerJazz will host an investor conference call today, February 22, 2018, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the fourth quarter of 2017, for fiscal year 2017 and its outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com, or by calling: 1-888-668-9141 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International).  For those who are not available to listen to the live broadcast, the call will be archived on TowerJazz’s website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release, which we describe in this release as “adjusted financial measures”, is non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or more of the following: (1) amortization of acquired intangible assets; (2) compensation expenses in respect of equity grants to directors, officers and employees; (3) financing costs resulted from banks loans early repayment, (4) gain from acquisition, net, (5) non-recurring items related to long-term investments, (6) income tax benefit resulted from Israeli deferred tax asset realization following valuation allowance release; (7) income tax benefit related to U.S. tax reform;(8) income tax benefit related to Nishiwaki closure; and (9) acquisition related costs. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit in accordance with  GAAP, excluding gain from acquisition, net, interest and other financing expense, net, other income, net, taxes, non-controlling interest, depreciation and amortization expense, stock based compensation expense, acquisition related costs and Nishiwaki Fab restructuring and impairment cost (income), net. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as used and/ or presented in this release, is comprised of cash, cash equivalents, short-term deposits and short-term marketable securities (in the amounts of $560 million and $389 million as of December 31, 2017 and December 31, 2016, respectively) less the outstanding principal amount of bank loans (in the amounts of $138 million and $166 million as of December 31, 2017 and December 31, 2016, respectively),  the outstanding principal amount of capital leases (in the amounts of $16 million as of December 31, 2017) and the outstanding principal amount of debentures including the related hedging effect (in the amounts of $180 million and $186 million as of December 31, 2017 and December 31, 2016, respectively). The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. In addition, the term Free Cash Flow, as used and/ or presented in this release, is calculated to be cash from operating activities (in the amounts of $356 million and $327 million for the years ended December 31, 2017 and December 31, 2016, respectively and in the amounts of $85 million and $82 million for the three months periods ended December 31, 2017 and December 31, 2016, respectively) less cash for investments in property and equipment, net (in the amounts of $165 million and $209 million for the years ended December 31, 2017 and December 31, 2016, respectively and in the amounts of $41 million and $43 million for the three months periods ended December 31, 2017 and December 31, 2016, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About TowerJazz

Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

CONTACTS:

Noit Levy-Karoubi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Gavriel Frohwein, (646) 688 3559 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of December 31, 2017 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others), (x) obtaining new customer engagements, products qualification and production ramp-up of the TPSCo facilities and our San Antonio facility, (xi) the closure of TJP within the scope of restructuring our activities and business in Japan, settling any future claims or potential claims, (xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xiii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or fundraising to enable the service of our debt and/or other liabilities, (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxiii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxi) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiii) meeting regulatory requirements worldwide, including environmental and governmental regulations; (xxxiv) negotiation and closure of definitive agreements in relation to the fab establishment in China, as well as implementation of this project and licensing of technologies, subject to obtaining required funding and receipt of payment milestones, qualification and ramp of process flows and products to enable mass production for customers and attain revenue to levels that would cover the facility’s fixed costs; and (xxxv) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions. We note that the risk disclosure included in previous releases related to the shareholder class action pending in Israel has been removed as a result of the Israeli court decision in February 2018 granting the Company's motion to dismiss the action in its entirety.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	December 31,	September 30,	December 31,
	2017	2017	2016
		(unaudited)
A S S E T S

CURRENT ASSETS
Cash, cash equivalents and short-term deposits	$445,961	$480,407	$389,377
Marketable securities	113,874	49,738	--
Trade accounts receivable	149,666	150,039	141,048
Inventories	143,315	143,300	137,532
Other current assets	21,516	21,465	30,041
Total current assets	874,332	844,949	697,998

LONG-TERM INVESTMENTS	26,073	27,091	25,624

PROPERTY AND EQUIPMENT, NET	635,124	633,107	616,686

INTANGIBLE ASSETS, NET	19,841	21,627	28,129

GOODWILL	7,000	7,000	7,000

DEFERRED TAX AND OTHER LONG-TERM ASSETS	111,269	18,484	4,447

TOTAL ASSETS	$1,673,639	$1,552,258	$1,379,884

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$105,958	$45,664	$48,084
Trade accounts payable	115,347	109,385	99,262
Deferred revenue and customers' advances	14,338	26,454	26,169
Other current liabilities	66,730	64,259	73,600
Total current liabilities	302,373	245,762	247,115

LONG-TERM DEBT	228,723	295,485	296,144

LONG-TERM CUSTOMERS' ADVANCES	31,908	37,674	41,874

LONG-TERM EMPLOYEE RELATED LIABILITIES	14,662	14,170	14,176

DEFERRED TAX LIABILITY AND OTHER LONG-TERM LIABILITIES	66,267	85,380	97,961

TOTAL LIABILITIES	643,933	678,471	697,270

TOTAL SHAREHOLDERS' EQUITY	1,029,706	873,787	682,614

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,673,639	$1,552,258	$1,379,884

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	December 31,		September 30,	December 31,
	2017		2017	2016

REVENUES	$357,614		$354,557	$340,379

COST OF REVENUES	268,256		265,439	252,648

GROSS PROFIT	89,358		89,118	87,731

OPERATING COSTS AND EXPENSES:

Research and development	18,370		17,094	16,320
Marketing, general and administrative	16,502		16,822	16,209

	34,872		33,916	32,529

OPERATING PROFIT	54,486		55,202	55,202

INTEREST EXPENSE, NET	(1,783)		(1,776)	(2,230)

OTHER FINANCING INCOME (EXPENSE), NET	(2,270)		(2,266)	1,215

OTHER EXPENSE, NET	(3,027)		(253)	(948)

PROFIT BEFORE INCOME TAX	47,406		50,907	53,239

INCOME TAX BENEFIT (EXPENSE), NET	101,236	(a)	3,334	(986)

PROFIT BEFORE NON CONTROLLING INTEREST	148,642	(a)	54,241	52,253

NON CONTROLLING INTEREST	(1,431)		1,033	(3,972)

NET PROFIT	$147,211	(a)	$55,274	$48,281

BASIC EARNINGS PER SHARE	$1.50	(a)	$0.56	$0.53

Weighted average number of shares	98,312		97,947	91,235

DILUTED EARNINGS PER SHARE	$1.40	(a)	$0.54	$0.49

Net profit used for diluted earnings per share	$149,502	(a)	$57,519	$50,397

Weighted average number of shares	106,776		106,384	103,613

(a)	Three months ended December 31, 2017 included $82,370 Israeli deferred tax asset realization following valuation allowance release and $12,970 income tax benefit related to U.S. tax reform.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and share count in thousands, except per share data)

Year ended
December 31,
	2017		2016

REVENUES	$1,387,310		$1,249,634

COST OF REVENUES	1,033,005		946,534

GROSS PROFIT	354,305		303,100

OPERATING COSTS AND EXPENSES:

Research and development	67,664		63,134
Marketing, general and administrative	66,799		65,439
Nishiwaki Fab restructuring and impairment cost (income), net	--		(627)

	134,463		127,946

OPERATING PROFIT	219,842		175,154

INTEREST EXPENSE, NET	(7,840)		(11,857)

OTHER FINANCING EXPENSE, NET	(7,607)		(12,492)

GAIN FROM ACQUISITION, NET	--		50,471	(c)

OTHER INCOME (EXPENSE), NET	(2,627)		9,322

PROFIT BEFORE INCOME TAX	201,768		210,598	(c)

INCOME TAX BENEFIT (EXPENSE), NET	99,888	(b)	(1,432)

PROFIT BEFORE NON CONTROLLING INTEREST	301,656	(b)	209,166	(c)

NON CONTROLLING INTEREST	(3,645)		(5,242)

NET PROFIT	$298,011	(b)	$203,924	(c)

BASIC EARNINGS PER SHARE	$3.08	(b)	$2.33	(c)

Weighted average number of shares	96,647		87,480

DILUTED EARNINGS PER SHARE	$2.90	(b)	$2.09	(c)

Net profit used for diluted earnings per share	$306,905	(b)	$212,160	(c)

Weighted average number of shares	105,947		101,303

(b)
Year ended December 31, 2017 included $82,370 tax benefit resulted from Israeli deferred tax asset realization following valuation allowance release and $12,970 income tax benefit related to U.S. tax reform.

(c)	Year ended December 31, 2016 included $50,471 net gain from San-Antonio fab acquisition from Maxim.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED RECONCILIATION OF CERTAIN FINANCIAL DATA
(dollars and share count in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2017	2017	2016

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$147,211	$55,274	$48,281
Stock based compensation	3,481	3,750	2,381
Amortization of acquired intangible assets	1,564	2,161	2,777
Non-recurring items related to long term investments	3,009	--	--
Income tax benefit resulted from Israeli deferred tax asset realization following valuation allowance release as described above	(82,370)	--	--
Income tax benefit related to U.S. tax reform	(12,970)	--	--

ADJUSTED NET PROFIT	$59,925	$61,185	$53,439

ADJUSTED NET PROFIT PER SHARE:
Basic	$0.61	$0.62	$0.59
Diluted	$0.58	$0.60	$0.54
Fully diluted	$0.58	$0.59	$0.52

ADJUSTED NET PROFIT USED TO CALCULATE PER SHARE DATA:
Basic	$59,925	$61,185	$53,439
Diluted	$62,216	$63,430	$55,555
Fully diluted	$62,216	$63,430	$55,555

NUMBER OF SHARES AND OTHER SECURITIES USED TO CALCULATE PER SHARE DATA:
Basic	98,312	97,947	91,235
Diluted	106,776	106,384	103,613
Fully diluted	107,721	107,729	107,121

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$54,486	$55,202	$55,202
Depreciation of fixed assets	47,741	47,544	44,874
Stock based compensation	3,481	3,750	2,381
Amortization of acquired intangible assets	1,564	2,161	2,777

EBITDA	$107,272	$108,657	$105,234

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED RECONCILIATION OF CERTAIN FINANCIAL DATA
(dollars and share count in thousands, except per share data)

	Year ended
	December 31,
	2017	2016

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$298,011	$203,924
Stock based compensation	11,648	9,406
Amortization of acquired intangible assets	8,307	9,780
Financing cost resulted from banks loans early repayment	--	6,653
Gain from acquisition, net	--	(50,471)
Non-recurring items related to long term investments	3,009	2,378
Income tax benefit resulted from Israeli deferred tax asset realization following valuation allowance release as described above	(82,370)	--
Income tax benefit related to U.S. tax reform	(12,970)	--
Income tax benefit in relation to Nishiwaki closure	--	(6,472)

ADJUSTED NET PROFIT	$225,635	$175,198

ADJUSTED NET PROFIT PER SHARE:
Basic	$2.33	$2.00
Diluted	$2.21	$1.81
Fully diluted	$2.18	$1.71

ADJUSTED NET PROFIT USED TO CALCULATE PER SHARE DATA:
Basic	$225,635	$175,198
Diluted	$234,529	$183,434
Fully diluted	$234,529	$183,434

NUMBER OF SHARES AND OTHER SECURITIES USED TO CALCULATE PER SHARE DATA:
Basic	96,647	87,480
Diluted	105,947	101,303
Fully diluted	107,721	107,121

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$219,842	$175,154
Depreciation of fixed assets	185,464	169,958
Stock based compensation	11,648	9,406
Amortization of acquired intangible assets	8,307	9,780
Non-recurring items related to long term investments	--	2,378

EBITDA	$425,261	$366,676

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	December 31,	December 31,
	2017	2016

Cash and short-term deposits - beginning of period	$480,407	$362,833

Cash from operations	85,285	81,835
Investments in property and equipment, net	(41,349)	(42,929)
Exercise of warrants and options, net	3,278	10,644
Debt repaid, net	(16,863)	(5,653)
Effect of Japanese Yen exchange rate change over cash balance	70	(17,353)
Investments in marketable securities and deposits	(64,867)	--

Cash and short-term deposits - end of period	$445,961	$389,377

Free Cash Flow	$43,936	$38,906

	Year ended
	December 31,	December 31,
	2017	2016

Cash and short-term deposits - beginning of period	$389,377	$205,575

Cash from operations	355,635 (d)	327,468
Investments in property and equipment, net	(164,717)	(209,624)
Exercise of warrants and options, net	31,315	38,803
Debt received (repaid), net	(50,255)	37,091
Effect of Japanese Yen exchange rate change over cash balance	3,720	5,635
TPSCo dividend to Panasonic	(4,378)	(2,563)
Investments in marketable securities and deposits	(114,736)	(13,008)

Cash and short-term deposits - end of period	$445,961	$389,377

Free Cash Flow	$190,918 (d)	$117,844

(d)	Cash from operations for the year ended December 31, 2017 included $18,000 received from Tacoma as announced on August 21, 2017.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended		Three months ended
	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016
			(unaudited)	(unaudited)

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	301,656	$209,166	$148,642	$52,253

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	208,411	197,606	51,310	51,776
Effect of indexation, translation and fair value measurement on debt	12,865	8,442	2,281	(2,532)
Other expense (income), net	2,627	(9,322)	3,027	948
Gain from acquisition, net	--	(50,471)	--	--
Changes in assets and liabilities:
Trade accounts receivable	(6,564)	(30,104)	788	(18,200)
Other current assets	(8,321)	(265)	445	61
Inventories	(4,277)	(22,069)	92	(300)
Trade accounts payable	(8,649)	5,550	(2,786)	(7,347)
Deferred revenue and customers' advances	(21,803)	23,581	(17,882)	5,634
Other current liabilities	(8,219)	(145)	1,765	(2,448)
Long-term employee related liabilities	(3,247)	(798)	(2,482)	(385)
Deferred tax, net	(108,844)	(3,703)	(99,915)	2,375
Net cash provided by operating activities	355,635 (d)	327,468	85,285	81,835

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(164,717)	(209,624)	(41,349)	(42,929)
Investments in marketable securities and deposits, net	(114,736)	16,992	(64,867)	--
Net cash used in investing activities	(279,453)	(192,632)	(106,216)	(42,929)

CASH FLOWS - FINANCING ACTIVITIES

Debt received (repaid), net	(50,255)	37,091	(16,863)	(5,653)
Exercise of warrants and options, net	31,315	38,803	3,278	10,644
Dividend payment to Panasonic	(4,378)	(2,563)	--	--
Net cash provided by (used in) financing activities	(23,318)	73,331	(13,585)	4,991

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	3,720	5,635	70	(17,353)

INCREASE (DECREASE) IN CASH AND SHORT-TERM DEPOSITS	56,584	213,802	(34,446)	26,544
CASH AND SHORT-TERM DEPOSITS - BEGINNING OF PERIOD	389,377	175,575	480,407	362,833

CASH AND SHORT-TERM DEPOSITS - END OF PERIOD	445,961	$389,377	$445,961	$389,377

(d)	Net cash provided by operating activities for the year ended December 31, 2017 included $18,000 received from Tacoma as announced on August 21, 2017.